80 East Jericho Turnpike

Mineola, New York 11501

June 16, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Hanover Bancorp, Inc.
Registration Statement on Form S-4
Request for Acceleration of Effectiveness
File No. 333-296483

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement on Form S-4, Hanover Bancorp, Inc. (the “Company”) hereby requests that said Registration Statement on Form S-4 be declared effective on Thursday, June 18, 2026 at 3:00 p.m., Eastern time, or as soon thereafter as practicable.

If you have any questions regarding this request, please telephone Stephen F. Donahoe of Kilpatrick Townsend & Stockton LLP at 202.508.5818.

Very truly yours,

HANOVER BANCORP, INC.

/s/ Michael P. Puorro
Michael P. Puorro
President and Chief Executive Officer

cc:	Aisha Adegbuyi, U.S. Securities and Exchange Commission